June 25, 2025

Ernest Lee
Chief Executive Officer
FirstVitals, Inc.
2605 Camino Tassajara #2500
Danville, CA 94526

       Re: FirstVitals, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed June 10, 2025
           File No. 024-12598
Dear Ernest Lee:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Cover Page

1. We note your response and revisions in response to prior comment 6. We reissue the comment. Please expand your disclosure to discuss the current status of your AI product development for the equine and companion pet industry. Please explain the specific aspects of your AI product, or plan for an AI product, that will give you a competitive advantage. We note your disclosure that the Company's pilot program would include equine hospitals. Please expand on your disclosure to discuss the terms of agreements with any equine hospitals. If there are none, please clarify in the disclosure the status of any negotiations for agreements with equine hospitals.
2. We note your response to prior comment 8 regarding your current level of business operations. It is still not clear from your response and the disclosure in the Offering
 June 25, 2025
Page 2

       Circular to what extent you have commenced business operations beyond the formulation of a business plan. Your response notes your level of operations in pursuing your business plan "surpass nominal operations and manifest a strong commitment to developing a business." However, a strong commitment to developing a business and the formulation of a business plan are not the same as engaging in actual business operations to execute on that plan. Please expand your disclosure to explain the steps you have taken to date to execute on your business plan and consider whether these steps constitute more than nominal operations. For example, the
       Offering Circular states you plan to officially launch your AI-enhanced Video
       Capsule Endoscopy platform within the next 6-12 months and that R&D has been your primary area of expenditure as the Company focuses on developing its proprietary AI-enhanced Video Capsule Endoscopy platform and validating the accuracy and reliability of the technology. The Offering Circular notes this R&D expenditure includes investments in lab testing, technology integration, and beta-
       testing of your product offerings. Your disclosure should clarify if you have already developed a preliminary or beta version of your VCE Platform or if it is your intention to begin developing this technology.
Summary of the Offering, page 6

3. We note your revisions in response to prior comment 10. We reissue in part. Please provide a definition of what you consider to be Artificial Intelligence or AI technology and explain how it differs from similar non-AI technology and use of algorithms in traditional software tools. Please disclose the extent that your design and development of your AI technology is internally developed and based on licensed, outsourced, or open-sourced AI software tools. Disclose here whether you have already developed your AI product. If you have not yet developed any AI product, please provide prominent disclosure to that effect and include applicable risk factor disclosure.
4. We note your revisions in response to prior comment 13. We note your disclosure here that the Company's audited financial statements for the period ended September
       30, 2024 include a footnote that references testing for HbA1c and Vitamin D. It appears that the disclosure in the footnotes to your audited financial statements was revised to remove these references. As such, please remove the reference to this footnote for consistency. Additionally, please revise this disclosure to reflect that your audited financial statements in this Offering Circular are for December 31, 2024.
General Business Risks
The Company's business is indirectly subject to healthcare industry cost containment and healthcare reform measures that could result . . . , page 21

5. We note your response to prior comment 17. Your disclosure on page 21 still states that you have several customers. Please revise this risk factor and any other references to existing customers in the Offering Circular given that you do not currently have any customers.
 June 25, 2025
Page 3
Description of the Business, page 31

6. We note your revisions in response to prior comment 23 and we reissue the comment. Your disclosure in various places in this section is presented in the form of an outline rather than narrative disclosure. Please revise the disclosure to provide a narrative description of your business. Please refer to Item 7(a) of
Part II of Form 1-A.
Market Opportunity, page 34

7. We note your revisions in response to prior comment 24. We reissue the comment in part. Please provide the basis or source for the claims made in the Offering Circular regarding your business or discussing data or statistics about your industry and market in which you intend to operate. As examples only, we note statements in the "Market
       Opportunity" section such as "300,000 annual GI bleeding incidents" and "average procedure cost of $1,000." These statements, and others throughout the offering statement, should be tied to a source. To the extent that any such statement are based on management's beliefs, please revise to state as much. If you revise to state these statements are based on management's beliefs, please provide a basis for these beliefs and also discuss the material assumptions and estimates underlying the amount discussed for each data point or statistic.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Operating Expenses, page 46

8. We see that you list key expense categories as: Research and Development costs,
       Sales and Marketing expenses, General and Administrative expenses, and Regulatory and Compliance Costs. However, you have only recognized one line item of expense called General and Administrative expenses. Revise to clarify if you have recorded any other expenses besides General and Administrative to date. If not, tell us why you include language such as "R&D expenses will remain significant as it continues to expand its test portfolio" and "The company has initiated a small-scale marketing effort to establish its brand presence and begin building awareness around its AI-
       enhanced Video Capsule Endoscopy platform," which imply you have recognized related expenses to date.
Financial Statements of FirstVitals Inc.
Balance Sheet, page 61

9. We note your response to prior comment 30, as well as the description on page 28 of the subsequent issuance of shares as "founder equity." Please clarify the amount of shares considered founders shares issued for nominal consideration and, if any, the number of shares you have issued to service providers and others and treated as compensation. Shares issued for nominal consideration may be considered a change in capital structure akin to a stock dividend occurring after the balance sheet date. Please tell us your consideration of SAB Topic 4.C and the need to give retroactive effect on the balance sheet.
 June 25, 2025
Page 4
Part III - Exhibits, page 67

10. We reissue prior comment 31. Please refile Exhibits 2.1 and 2.2 in the proper text-
       searchable format. They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation S-T.
General

11. We note the filed independent auditor's consent is for the period September 12, 2024, to September 30, 2024. Please file the proper auditor's consent for year ended
       December 31, 2024.
12. We note your revisions in response to prior comment 32. We reissue the comment in part. We note your references in the offering statement to FirstVitals being a leader in the market and using promotional language. Please substantiate your claims or revise them to state these are your beliefs. When you discuss your position in various markets, please clarify what metrics you use to determine your position. The language we are referring to includes, but is not limited to, your statement on page 6 where you state you are a "leader in multi-species AI-enhanced endoscopy solutions."

        Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Conn Flanigan, Esq.